Exhibit 99.14

NWT URANIUM CORP.

Management's Discussion and Analysis
For the year ended December 31, 2008

GENERAL

This Management Discussion and Analysis (“MD&A”) of the financial results of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (“NWT”) and its subsidiaries (collectively, the “Company”) for the fourth quarter and year ended December 31, 2008 should be read in conjunction with the audited consolidated financial statements of NWT and the notes thereto. This discussion covers the most recently completed year and the subsequent period to April 29, 2009.

The audited consolidated financial statements of NWT and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These documents, along with others published by the Company, are available on SEDAR at www.sedar.com. All dollar amounts are stated in Canadian dollars unless otherwise noted.

The Company is in the process of exploring its mineral properties for mineral resources and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown on NWT's annual audited consolidated balance sheets for exploration properties and related deferred costs is dependant on the ability of the Company to obtain necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of such properties. The amounts shown as exploration properties and related deferred expenditures represent cost to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

The Company assumes no obligation to publicly release any revision to any forward-looking statements contained in this MD&A, except as required by law.

DESCRIPTION OF THE BUSINESS

NWT was incorporated under the laws of the Province of Ontario, Canada by articles of incorporation on September 26, 2003 and NWT's outstanding common shares became publicly listed on March 19, 2004 on the TSX Venture Exchange under the symbol “NWT”. Subsequently, the outstanding common shares of the company were listed on the OTCBB under the symbol “NWURF” and on the Frankfurt Exchange.

NWT, an exploration stage company, currently focuses on uranium bearing mineral properties (“Uranium” or “U3O8”) currently located in Canada as well as silver-gold bearing properties in Mexico. The Company's properties are at the exploratory stage and thus non-producing and consequently do not generate operating income or cash flow from operations at this time. The Company is dependant on additional equity or debt capital or divestitures to finance its activities.

The Company's exploration activities consist of exploration and drilling of its properties to further assess the mineral potential and to develop more detailed exploration programs with the aim of advancing the properties to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and/or exploration. The Company also evaluates opportunities to add high potential properties to its portfolio.

The Company's near term goal is to evaluate its current properties via exploration and drilling programs in order to define economically mineable deposits and to locate and acquire new properties for exploration.

GENERAL UPDATE

The Company intends to raise its global portfolio of mining property assets by looking to acquire assets in Asia by leveraging current relationships. NWT has finalized a strategic consulting relationship with Chroma International, allowing for the facilitation of obtaining rights to uranium and gold exploration properties in Vietnam. The management team has met with Vietnamese officials as well as a delegation lead by the chairman of the Vietnam Atomic Energy Commission. The Company is currently considering a number of promising properties located in Vietnam, and is hopeful that it will locate and obtain exploration rights to a number of prospective properties.

The Company also plans to explore the Picachos property further, concentrating efforts on certain concessions that have shown better near-term prospects.

During the present unsettling economic times, NWT has preserved liquidity in the hopes of acquiring further properties that are in advanced stages of exploration which may be unable to otherwise complete equity financing. There are no such properties specifically targeted at this time.

The Company is developing a work program for the North Rae and Daniel Lake property for the summer 2009 work season. Management believes further exploration through drilling and testing selected targets is warranted.

During 2008, there were several changes to the board of directors and management of the Company. As a result of the changeover in management, the head office has moved from Vancouver, British Columbia to Toronto, Ontario.

OVERALL PERFORMANCE

The most significant events for the Company during 2008 include:

Termination of Option Agreements for North Rae and Daniel Lake

Extension of the Termination of Option Agreements for North Rae and Daniel Lake

Lapse of Termination of Option Agreements due to non-performance of terms by Azimut Exploration.

Securing of $1,000,000 equity financing

Entering into strategic relationship with Chroma International

RESULTS OF OPERATIONS AND EXPLORATION ACTIVITIES

The net loss from operations for the year ended December 31, 2008 was $2,790,811 ($0.03 per share) compared to a net income of $11,745,384 ($0.11 per share) in 2007, a decrease of $14,536,195. The comparative decrease related to gain on disposition of the Irhazer and In Gall projects from the Niger Uranium Limited (“Niger Uranium”) transaction in 2007 and the subsequent write down of the investment in Niger Uranium.

The table below shows the expenditures for exploration incurred by the Company on its exploration projects.

	Expenditures for the year ended		Cumulative since
		December 31,	inception
Project, Location	2008	2007	2008
	$	$

Picachos Project, Mexico	282,695	819,778	2,470,189
Waterbury Project, Canada	-	789,481	-
Irhazer and In Gall Projects, Niger	-	550,002	-
North Rae Uranium Project, Canada	232,189	2,364,812	3,564,856
Daniel Lake Uranium Project, Canada	142,296	404,590	546,886
Interest	(360,077.00)	(690,155.00)	(944,867.00)
Government rebates, disposals and cost
recoveries	(1,644,997.00)	(1,446,672.00)	(1,644,997.00)
	(1,347,894.00)	2,791,836.00	3,992,067.00

Niger - Ingall and Irhazer properties

On March 8, 2006, the Company completed the acquisition of two highly prospective uranium properties, named Irhazer and In Gall, in the Democratic Republic of Niger. The mining convention entered into with the Government of Niger is for a term of thirty years. Each property consists of 2,000 square kilometers of mineral rights. The Company has the obligation to incur an aggregate of US$2.2 million in exploration expenses on each property over the following three years. The Niger Government is entitled to a 5.5% mining royalty, a 10% retained interest and up to a 20% participating interest on production.

Niger Uranium transaction

On June 4, 2007, NWT entered in to a Joint Venture Agreement with UraMin inc. (“UraMin”), an arm's length party, which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited to conduct an exploration program on a total of eight highly prospective uranium concessions in Niger.

On July 26, 2007, NWT and UraMin announced that they had completed the Joint Venture Agreement by forming Niger Uranium. Furthermore, NWT and UraMin contributed a total of eight uranium concessions to Niger Uranium SA, a wholly-owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million ($20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years. On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintained a 38.5% interest consisting of 31,955,000 shares. UraMin's 38.5% equity stake, which consisted of 31,955,000 shares, was distributed to its shareholders due to the purchase of UraMin by Areva NC. Niger Uranium had issued a total of 83,000,000 shares as of December 31, 2007.

On March 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (“Kalahari”), an AIM-listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price was 12,400,000 UK pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 UK pounds sterling ($15 million) from Niger Uranium's existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury.

On April 21, 2008, Niger Uranium agreed to acquire up to 8,842,000 shares of UrAmerica, a private company with uranium exploration prospects in Argentina, Paraguay and Columbia, which would represent 33.58% of UrAmerica upon completion. The purchase price was US$11.5 million ($12,195,750), satisfied through a cash payment of US$2.5 million ($2,651,250) and an initial issuance of 4,664,306 shares of Niger Uranium, which resulted in ownership of 4,421,000 shares of UrAmerica. The purchase of the remaining 4,421,000 shares of UrAmerica was related to warrants which could be exercised within a two year period at an estimated cost of US$7.2 million ($7,635,600).

Currently, NWT's holdings represent 33.18% of Niger Uranium's 113,164,306 outstanding shares.

Exploration Update
NWT Exploration Program

To date, the Company has completed a comprehensive airborne geophysical survey over each of its properties. Results have revealed numerous uranium anomalies defined by uranium-thorium ratios, including 19 to be priority drill targets. Following the airborne survey, surface rock chip samples were taken and results confirmed uranium anomalies which indicate significant uranium grades at a number of targets. Six diamond drill holes were completed at the end of the 2007 field season.

On May 29 2007, NWT confirmed that its Niger uranium properties host high-grade uranium mineralization of up to 1.0% U3O8.

On July 18, 2007, the Company announced successful completion of an initial drill program on the highly prospective Irhazer and In Gall concessions. A total of 15 mud rotary holes covering 8,763 feet (2,671 meters) were drilled to test potential near-surface uranium mineralization in the vicinity of radioactive structural domes, which were discovered during earlier ground exploration. These buried sandstone units are known for hosting economic mineralization at the nearby Azelik and Imouraren ore bodies.

On January 28, 2008, Niger Uranium announced that Phase 1 drilling and trenching had commenced at Irhazer and In Gall and scheduled to include 18 holes totaling 8,200 feet (2,500 meters). Phase 2 drilling, currently expected to consist of 24,600 feet (7,500 meters), commenced in April.

Niger Uranium also reported that groundwork on northerly, structurally controlled targets was underway at Irhazer and In Gall, while mapping, ground magnetics and track-etch radon detection work was expected to commence in early February. Surface rock-chip samples taken in 2007 and analyzed in January 2008 from the targets ranged from 45 to 9,829 ppm (0.98% uranium) and confirmed the highly prospective character of these targets.

On April 17, 2008, Niger Uranium revealed initial downhole radiometric logging results for the Phase 1 drilling program at In Gall. Of note, drilling at target 17 delineated a 16,400-foot by 2,950-foot (5,000-meter by 900-meter) near-surface uranium-mineralized layer, which remained open to the west. Radiometric probe data showed the layer had an average thickness of 3.9 feet (1.2 meters) and a grade of 122 parts per million (ppm) equivalent U3O8 (eU3O8) based upon data from 32 boreholes drilled on a 820-by-1,300 foot (250-by-400 meter) grid.

The probe data indicated the grade and thickness of the layer was consistent with 32 intersections returning values ranging from 63 ppm eU3O8 over 2.2 feet (0.7 meters) to 177 ppm eU3O8 over 5.9 feet (1.8 meters). Results of x-ray fluorescence (XRF) analysis on samples from the same boreholes indicated higher grades of up to 238 U3O8 over 6.5 feet (2.0 meters). Historical data suggested the zone extends over 9.3 miles (15 kilometers) to the west of the area drilled, highlighting the potential for what Niger Uranium classifies as a “considerable open-pittable resource.”

In late April, 2008, Niger Uranium announced that it expected to commence drilling to follow up on surface grab samples within the In Gall and Irhazer licenses, which returned up to 0.98% uranium.

On August 28, 2008, Niger Uranium announced a SAMREC (South African Code for Reporting of Mineral Resources and Mineral Reserves)-compliant Inferred Resource of 4.39 million lbs of uranium at the In Gall target on the company's 100% owned In Gall license. The resource estimate of 14.06 million tonnes at an average grade of 141.5 ppm uranium using a 100 ppm cut-off (containing 4.39 Mlbs uranium) was completed by MSA Geoservices of Johannesburg, based upon 2,664.7 metres of drilling in 58 boreholes drilled on a 250 by 500 metre grid.

On November 12, 2008, Niger Uranium announced that a 1600 point radon and geochemical survey commenced on the 100% owned Irhazer license area. It was stated that Niger Uranium believed that radon detection coupled with conventional geochemistry and geological interpretation were the best means of detecting a potential ‘buried' deposit, which may be obscured due to the presence of a cover of younger sediments in the area. Niger Uranium further announced that it had recruited specialist radon detection consultants, Stratamodel Inc., to carry out the radon survey that the field teams commenced on the 10th of November, 2008. Drilling was planned to commence within 8 weeks of completion of the survey.

On December 2, 2008, Niger Uranium announced that fieldwork was underway at the Henkries project in South Africa. The objective of the work program was to define resources in preparation for a Pre-Feasibility Study scheduled to commence in the second quarter of 2009. Niger Uranium has a total project exploration target of 10 Million lbs U3O8 at the Henkries project.

Mexico - Picachos property

On July 14, 2004, the Company entered into an option agreement with RNC Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year.

On October 14, 2005, the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20 million was payable as follows: $3 million at the completion of a feasibility study, $9 million at the commencement of commercial production and $2 million on each of the first through fourth anniversaries of the commencement of commercial production. NWT issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. ("Yamana"). NWT and Yamana terminated the option agreement pertaining to the Picachos Project between NWT and RNC and entered into an option agreement (“Yamana Option Agreement”) on December 22, 2006 whereby NWT could earn a 70% interest in the property. Under the terms of the Yamana Option Agreement, to earn this 70% interest, NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 on the signing of the Yamana Option Agreement and the issuance of 1,000,000 common shares of NWT over a three-year period. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and US$100,000 was paid to Yamana to comply with the terms of the Yamana Option Agreement.

During 2008, Yamana and Seafield Resources Ltd. (“Seafield”) entered into an agreement whereby the Yamana Option Agreement was assigned by Yamana to Seafield, notwithstanding the cash payment and share issuance requirements to Yamana.

NWT will act as operator of the project.

During 2008, a total of $282,695 in exploration expenditures were incurred on the property. NWT and Seafield have come to an agreement whereby the exploration expenditure requirement was extended to June 30, 2009 for the remainder of 2008 work costs. NWT and Yamana have entered into an agreement whereby the cash payment and share issuance requirements have been extended to June 30, 2009.

Exploration Update

The Picachos property, in the southwestern part of the state of Durango, is centered about 100 km west-southwest of Durango City, and occurs north-northwest of the Durango-Mazatlán highway about 8 km from Puerto Espinazo del Diablo (23o43' north, and 105o48' west). The Project area is in the Sierra Madre Occidental (SMO) Ignimbrite Belt, one of the largest silicic volcanic fields in the world. The Belt is host to numerous epithermal gold and silver deposits such as Tayoltita and Rosario. On the Picachos property, four significant epithermal precious metal districts have been defined: Guadalupe, El Pino, Los Cochis and El Toro.

In late 2007, 3,125.25 meters of drilling in 21 reverse circulation holes were completed at Los Cochis, mainly in a strong silver-in-soil geochemical anomaly defined by the Company in 2005. The final assay results were received April 27, 2008. Results from several holes imply that high silver grades occur across substantial widths. Geological modeling suggests that the mineralization is controlled by a permeable volcano-sedimentary horizon that dips gently southwest, and an additional 2,785 meters of drilling in 21 holes are planned to test the down-dip potential of this mineralized horizon. If successful, the program could provide enough information for an initial National Instrument 43-101-compliant resource estimate on Los Cochis.

In mid-2008, NWT also decided to initiate drill testing of the other three targets on the Property. Specifically, 1,955 meters in 9 holes are planned at El Pino, 855 meters in 3 holes are planned at Guadalupe and 2,630 meters in 15 holes are planned at El Toro. In the summer of 2008, project design, camp construction, environmental studies and negotiations with the Ejidos of La Mesa de Los Negros and Picachos y Duraznitos were completed. NWT formally applied to SEMARNAT for an operating permit on October 13, 2008. The Informe Preventivo was resolved November 13, 2008 under Document Number SG/130.2.1.1/002193, and is valid for 24 months. On February 27, 2009, SEMARNAT resolved the Estudio Tecnico Justificado Cambio de Suelo under Document Number 130.2.2. /000369, and this part of the operating permit is valid for 12 months.

It is management's intention to prepare the permitted drill sites this spring, and start drilling in the fall of 2009.

Canada - North Rae property

On March 2, 2006, the Company signed a Letter of Intent to acquire a controlling interest in a uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The North Rae Uranium Project consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company entered into an option agreement with Azimut in respect of the property on January 9, 2007. In addition, on January 24, 2007, the Company and Azimut entered into the Daniel Lake Option Agreement, the property referred to below, following the North Rae property.

Under the terms of the North Rae agreement, the Company could earn an initial 50% in the North Rae property by incurring $2.9 million in work expenditures, paying $210,000 cash (of which, $80,000 has been paid to date) and the issuance of 150,000 common shares of NWT (issued and valued at $134,500) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing an additional 100,000 common shares of NWT, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

On July 7, 2008, Azimut and NWT entered into an agreement to terminate each of the option agreements (the “Termination Agreement”). The termination of the option agreements was conditional upon Azimut making a cash payment within 90 days of the Termination Agreement to NWT of $4,000,000, which Azimut planned to finance by way of an equity financing, as well as issuing 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT would be subject to a one-year contractual hold period commencing on the date of issuance. In the event that Azimut was unable to satisfy these conditions, the Termination Agreement was to be of no further force or effect and the current option agreements would remain in force. All of the exploration expenditures incurred by Azimut during the period following July 7, 2008, were to be attributable to NWT as earned-in exploration costs, though incurred by Azimut. The share issuance and the termination of the option agreements were conditional on the receipt of approval of the TSX Venture Exchange.

On November 7, 2008, the Company agreed to extend to December 31, 2008 the closing date for completing the transaction contemplated in the Termination Agreement. The Termination Agreement expired on December 31, 2008 as Azimut did not fulfill its obligations as of that date.

NWT Uranium incurred $967,855 in exploration expenditures on the property during 2006, $2,364,812 during 2007 and $232,189 during 2008. As part of the Termination Agreement, exploration expenditures of $1,135,337 were also deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the North Rae option agreement. These exploration expenditures were conducted and paid for by Azimut. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the North Rae option agreement.

See note (a) to Subsequent Events below.

Exploration Results

As operator of the project, the Company completed a lake-bottom sediment survey and bedrock rock chip sampling. The results confirmed the presence of uranium as indicated in the Government of Quebec previous findings. Also, an airborne survey completed in the fall of 2006 identified numerous anomalies. Crews completed their initial ground evaluation and ranking of the property's 14 top-priority anomalies, selecting three large radioactive targets for trenching. Ongoing work further refined targets for drilling which commenced in the second half of 2007.

The Company completed eight diamond drill holes at the North Rae Uranium Project, covering 1,843 feet (562 meters) and tested three targets: Tasialuk, Tasik and Jonas. A total of 446 samples, representing 750.3 feet (228.7 meters) of core, were collected and submitted for analysis. The mineralization intercepted during drilling is related to pegmatite dykes.

See section below entitled “Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008” for further description and exploration results on the combined properties.

Canada - Daniel Lake property

On January 24, 2007, the Company entered into a definitive option agreement (“Daniel Lake Option Agreement”) with Azimut to expand its uranium project in the Ungava Bay region of northern Quebec. Under the terms of the Daniel Lake Option Agreement, NWT may acquire a controlling interest in a second property that is contiguous with the North Rae Uranium Project discussed above. This new property, the Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3 km2 or 96,445 acres (39,030 hectares).

Under the terms of the Daniel Lake Option Agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares of NWT (100,000 common shares issued and valued at $37,500 upon signing the Daniel Lake Option Agreement and 100,000 shares issued on the first anniversary thereof). An initial payment of $50,000 was due within 15 days of the Daniel Lake Option Agreement (which amount has been paid) and $30,000 was payable and paid upon the first anniversary thereof. NWT is required to spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company had committed to incur expenditures of $300,000 during the first year of the Daniel Lake Option Agreement (of which, $227,000 was incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares are to be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the Daniel Lake Option Agreement (subject, in each case, to TSX Venture Exchange approval). NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it is required to pay Azimut a final cash payment of $100,000.

On January 11, 2008, 100,000 common shares of NWT valued at $37,500 were issued to Azimut to comply with the terms of the Daniel Lake Option Agreement.

The Daniel Lake property is part of the Termination Agreement referred to above in the North Rae Property description.

Exploration Update

As the operator, NWT commenced exploration activities on Daniel Lake in June 2007 including airborne geophysics and reconnaissance prospecting. A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (GDS). Of the 15 samples, five returned values above 0.02% uranium with a maximum value of 0.65% uranium. The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

NWT Uranium incurred $404,590 in expenditures during 2007 and $142,296 during 2008. As part of the Termination Agreement, exploration expenditures of $423,185 were deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the Daniel Lake Option Agreement. These exploration expenditures for 2008 were conducted and paid for by Azimut. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the agreement.

See note (a) to Subsequent Events below.

Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008

The North Rae and Daniel Lake properties consist of a total of 2,825 claims covering 1,267 km2. After preliminary exploration of the lake sediment anomalies was completed in 2006, the 2007 field program has used the 2006 airborne magnetic and radiometric survey and lead to the discovery of 9 mineralized areas (Amitujaq, Aqpiq, Cirrus, Ilaluga, Jonaz, Puqila, Tasialuk, Tasiq, Torrent). Each mineralized zone has returned clusters of grab samples with +0,1%U308. Three of these zones were tested by drilling with a total metrage of 560 m, mostly on Tasialuk and Tasik zones, and a short hole (44,7m) on Jonaz. The highest value obtained was 752 ppm U3O8/1m.

In 2008, Azimut operated and funded the exploration program in accordance with the Termination Agreement, with total expenses of approximately $1,550,000. Summer fieldwork was conducted by IOS Services Géoscientifiques Inc. of Saguenay, Quebec and results are pending.

The exploration program consisted of additional reconnaissance of the 2007 airborne radiometric anomalies. A total of 1,355 grab samples were collected, mapping of mineralized zones (Jonas, Aqpiq, Cirrus and Puqila zones), with new airborne survey program on the North Rae property that almost completed the property's coverage and shows new anomalous areas still to be explored. According to Azimut, the drilling program planned for 2008 (12 holes totalling 320 m) had to be stopped due to repeated mechanical breakdowns of the rig. At Puqila, two incomplete holes delivered results of 270 ppm U O over 5.2 m from 0.65 m to 5.85 m (total of 13.9 m drilled in hole DDH-08-01) and 70 ppm 3 8 O over 9.2 m starting from surface (23.7 m drilled in hole DDH-08-02). U

All rock samples were assayed at the Saskatchewan Research Council Laboratory in Saskatoon, an ISO-IEC 17025 accredited facility.

See note (b) to Subsequent Events below for results of the results of 12 mineralized zones on the permits.

The potential for uranium ore body on the North Rae and Daniel Lake properties is also emphasised by the current exploration program performed by Areva SA on its nearby Cage property, with the 2006 program report now available on the Le ministère des Ressources naturelles et de la Faune (MRNF – Quebec mines ministry) web site.

SUMMARY OF QUARTERLY RESULTS

		2008
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	(273,785)	(1,589,706)	(466,745)	(460,575)
Net Income/(loss) per share (1)	0.00	(0.02)	0.00	0.00
Total assets	18,120,248	31,524,794	35,123,372	35,637,746
Shareholders' equity	17,284,107	30,102,734	31,328,737	31,689,330

		2007
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	(1,363,535)	12,786,379	692,315	(369,675)
Net Income/(loss) per share	(0.01)	0.12	0.01	0.00
Total assets	36,341,783	38,588,259	20,413,196	19,159,964
Shareholders' equity	32,047,669	33,228,269	20,284,495	18,868,983

	2006
	December 31	September 30
	$	$
Net Income/(loss) for the period	(379,486)	(305,579)
Net Income/(loss) per share	(0.01)	0.00
Total assets	19,490,706	19,776,443
Shareholders' equity	19,107,340	19,139,442

(1) Loss per share remains the same on a fully diluted basis

The change in the total assets and shareholders equity in the fourth quarter of 2008 resulted from the nature of the reporting of the investment in Niger Uranium. Previously recorded as an equity investment, this asset is currently reported using the cost method of accounting for investments. As the investment in Niger Uranium is comprised of shares in a publicly traded company, the value is readily available therefore written down to fair market value. The net loss in the fourth quarter includes an approximate tax recoverable, for both current and future taxes, of $960,000, as opposed to the approximate tax owing for both current and future taxes of $474,000 at the end of the previous quarter. The balance of the loss was attributed principally to the strategic alliance fee paid to Chroma International of $658,000. Also attributable to the loss were professional fees of $194,544, mainly related to legal fees for the Termination Agreement and other non-litigation issues, as well as audit and accounting fees.

The increase in total assets in the third quarter of 2007 related to the sale of the Niger properties to Niger Uranium in return for cash and shares in Niger Uranium. Net income for the third quarter of 2007 reflected the gain on the sale of the Niger assets to Niger Uranium offset by income taxes associated with that gain.

The increase in net income in the second quarter of 2007 was comprised of a future income tax recovery of $1,251,100 related to the Niger Uranium transaction, a decrease of $516,398 in stock-based compensation expense and a decrease of $168,563 in management and administrative services.

SUMMARY OF ANNUAL RESULTS

	For the year ended December 31,
	2008	2007	2006
	$	$	$
Net Income/(loss) for the year	(2,790,811)	15,410,918	(368,856)
Net Income/(loss) per share (1)	(0.03)	0.11	(0.03)
Total assets	18,120,248	37,426,538	19,490,706
Shareholders' equity	17,284,107	32,817,781	19,107,340

(1) Loss per share remains the same on a fully diluted basis

As reported above in the summary of quarterly results above, the change in the total assets and shareholders equity in the fourth quarter of 2008 resulted from the nature of the reporting of the investment in Niger Uranium.

During 2008, several factors, which are not anticipated to be recurring, contributed to the loss. Most notable were professional fees, which amounted to $1,020,286. These were primarily for the failed Nu-Mex transaction, several agreement extensions and shareholder rights issues regarding the Niger Uranium investment.

In addition, the change in management and subsequent relocation of the head office from Vancouver, British Columbia to Toronto, Ontario affected many of the expenses, as the rental lease was terminated, and the changeover in personnel and location led to a duplication of costs of both administration and office expenses for a period of time until the changeover was complete.

Also contributing to the expenses was the strategic alliance fee, which amounted to $657,882.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, the Company had cash and short-term investments of $7,487,226 and working capital of $9,037,785 (2007-$13,224,013 and $10,340,862, respectively). The Company has sufficient funds to complete all planned exploration work programs for the upcoming year. However, the ability of the Company to successfully bring these mineral properties to production is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company, or available on acceptable terms.

During the year ended December 31, 2008, the Company's cash position, including short-term investments, decreased by $5,736,787. The Company used $6,091,915 for its operating activities, of this $3,312,134 was for income taxes payable for the fiscal year ended December 31, 2007.

The Company has no long-term contractual obligations. The Company can terminate all option or joint venture agreements requiring minimum expenses at any time without further financial obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2008, the Company paid or accrued consulting and directors fees of $624,422 (2007 - $388,767) to former or current officers and former or current directors of the Company.

During the year ended December 31, 2008, a receivable of $585,859 was collected from Niger Uranium for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. The Company holds an interest in Niger Uranium and a director and officer of NWT is also a director of Niger Uranium.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and repayable on demand.

OUTSTANDING SHARE DATA

As of the date of this report, NWT has an unlimited number of common shares authorized for issuance, with 126,131,342 common shares issued and outstanding. The Company currently has 4,900,000 options outstanding, of which 4,725,000 have vested and are exercisable.

SUBSEQUENT EVENTS

(a)

Pursuant to the North Rae and Daniel Lake option agreements with Azimut, the Company made a payment of $40,000 to Azimut for each property to fulfill its cash payment obligations that came due on January 24, 2009 and March 2, 2009.

(b)	Results of Azimut

As reported by Azimut, results further confirm the large-scale uranium mineralized system discovered in 2006 on these two properties covering a 50 x 60 km area. To date, 12 mineralized zones have been outlined at surface with a cumulative length of 17 km and grades up to 3.3% U3O8. These zones show an excellent spatial correlation with uranium anomalies identified during airborne surveys covering the two properties. Azimut believes that the overall uranium potential of the region is well represented by the airborne uranium footprint. Many such targets have yet to be field-tested. Results obtained concurrently by AREVA on their Cage project independently validate the uranium potential of this 80 x 200 km region.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

CHANGE IN ACCOUNTING POLICIES

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section below.

Capital Management

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which is comprised of common shares, warrants, contributed surplus, accumulated other comprehensive (loss) income and accumulated deficit which, at December 31, 2008, totaled $17,284,107 (2007 - $32,817,781).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section below.

Financial Risk Factors
The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

(a) Property risk
The Company's mining interests ("Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk
The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk
Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash and short term investment balance of $7,487,226 (2007 - $13,224,013) to settle current liabilities of $413,722 (2007 - $3,940,840). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(i) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican peso and U.S. dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii) Price risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value
The Company has classified, for accounting purposes, its cash and short term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity analysis
Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a one year period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i) Short term investments have fixed interest rates therefore they are not subject to interest rate fluctuations.

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at December 31, 2008, had the Mexican peso and U.S. dollar increased/decreased by 5% against the Canadian dollar with all other variables held constant, the Company's reported net income for the year ended December 31, 2008 would have been approximately $46,200 higher/lower. Similarly, as at December 31, 2008, the Company's reported shareholders' equity would have been approximately $46,200 higher/lower as a result of a 5% increase/decrease in the Mexican peso and U.S. dollar.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iv) The Company's long term investment in Niger Uranium, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $621,600.

Amendments to Section 1400 – General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include additional requirements to assess and disclose an entity's ability to continue as a going concern. The amendments to section 1400 are effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no current impact on the Company's operating results or financial position.

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements".

The Company is in the process of evaluating the requirements of the new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009.

The Company is currently evaluating the effects of adopting this standard.

FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, commodity risk and currency risk.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and its preparation and external disclosure. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted prior to the date of the report under the supervision of management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were operating effectively.

UNCERTAINTIES AND RISK FACTORS

The mining business is inherently risky in nature. Exploration activities rely on professional judgments and statistically based tests and calculations and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions, and changing regulatory requirements as examples. The Company is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the precious metals and the economic forces that influence capital markets. As a result the securities of the Company must be considered speculative. A prospective investor in the Company should carefully consider the following factors:

Liquidity Concerns and Future Financings
The Company will require significant capital and operating expenditures in connection with the development of its properties. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible for the Company to obtain equity financing or debt financing on favourable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

No Revenues
To date, the Company has recorded no revenues from exploration operations and the Company has not commenced commercial production or development on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years in relation to the engagement of consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's properties. The Company expects to continue to incur losses for the foreseeable future. The development of the Company's properties will require the commitment of substantial resources to conduct time-consuming exploration. There can be no assurance that the Company will generate any revenues or achieve profitability.

Regulations and Mining Law
Mining operations and exploration activities are subject to extensive local and overseas' laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Share Price Fluctuations
The market price of securities of many companies, particularly exploration stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or result in substantial costs and liabilities in the future.

Permits and Licences
The operations of the Company may require licences and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations at its projects.

Title to Assets
Although the Company believes that it holds valid title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.

Governmental Regulation
Exploration, development and mining of the properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties. To the extent such approvals are required and not obtained, the Company's planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company's operations and prospects.

Exploration and Development
Exploration for uranium and other minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that exploration efforts will result in the discovery of mineralisation or that any mineralisation discovered will result in the definition reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that exploration programs will result in the definition of reserves or that reserves may be economically mined.

The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors, which are beyond the control of the Company.

All exploration and development evaluation expenditures incurred by the Company prior to establishing that a property has economically recoverable reserves are capitalized.

Operating Hazards and Risks
Mineral exploration and development involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work that the Company proposes to undertake will be subject to all the hazards and risks normally incidental to such activities, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Although the Company has secured liability insurance and property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

No Dividends
The Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

Dependence on Key Employees
The Company's future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth.

Conflicts Of Interest
Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Competition
The mineral industry is intensely competitive in all its phases. NWT Uranium competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

April 29, 2009
On behalf of the Board of Directors
Toronto, Ontario